April 4, 2016

Re:	Bats Global Markets, Inc. (the “Company”)
Registration Statement on Form S-1
Registration No. 333- 208565

Tom Kluck

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission (the “Commission”)

100 F Street, N.E.

Washington, DC 20549-0404

Dear Mr. Kluck:

We hereby acknowledge that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Bats Global Markets, Inc.

By:	/s/ Chris Concannon
	Name:	Chris Concannon
	Title:	Chief Executive Officer

cc:	Deanna L. Kirkpatrick
Davis Polk & Wardwell LLP
Via facsimile (212) 701- 5135